March 9, 2000

Mr. Richard K. Wulff
Chief, Office of Small Business
Securities and Exchange Commission
Washington, DC  20549

      Re:  OREX Corporation Registration Statement on Form 10-SB
          File No.:  0-29237
          Filed January 31, 2000

Dear Mr. Wulff:

      This Communique shall serve, inter alia, to confirm our counsel's telephone conversation this day with Ms. Goldie B. Walker wherein he explained that the auditors initially selected and who agreed to prepare the audited financial statements said at the last minute that they could not perform the audit because they were overwhelmed with several major clients. Accordingly, subject filing did not contain audited financial statements.

      I hereby respectfully request the withdrawal of the Form 10-SB filing forthwith, i.e. before it becomes effective. Please know that we will submit the Registration Statement on Form 10-SB along with audited financial statements when the audit is complete.

      Thank you and please contact the undersigned should you require and/or desire anything further.

                                   Sincerely,




                                    Warren Hemedinger,
                                    President & CEO